UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):    [X] Form 10-K   [  ] Form 20-F    [  ] Form 11-K   [ ]Form 10-Q    [  ] Form N-SAR

For Period Ended: December 31, 2004
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ONESOURCE TECHNOLOGIES, INC.
Full Name of Registrant

15730 NORTH 83rd WAY, SUITE 104
Address of Principal Executive Office (Street and Number)

SCOTTSDALE, ARIZONA 85260
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The registrant has not been able to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2004, by March 31, 2005, the required filing date, without unreasonable effort and expense. Specifically, the registrant has not finalized all of its accounting matters in connection with the recent acquisition of First Financial Computer Services, Inc. As a result, the information necessary to complete the Annual Report, including the financial statements and the notes thereto, have not yet been completed. The registrant undertakes the responsibility to file such annual report no later than 15 days after its original date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

LEN KSOBIECH (Name)	480 (Area Code)	889-1177 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [   ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A

ONESOURCE TECHNOLOGIES, INC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2005	By: /s/ Len Ksobiech Len Ksobiech Chief Financial Officer

EXHIBIT A

        The registrant acquired First Financial Computer Services, Inc. effective November 9, 2004. As a result, the registrant anticipates reporting in its Annual Report on Form 10-KSB a significant change in results of operations for the fiscal year ended December 31, 2004 compared to the prior fiscal year. These significant changes in results of operations reflect the acquisition of First Financial Computer Services, Inc. Specifically, the registrant anticipates reporting the following selected results of operations for the fiscal year ended December 31, 2004 and 2003, respectively. Disclosures of financial information contained herein are estimates based on current information and reasonable assumptions, and such financial information and assumptions are subject to further audit and review by the registrant and its independent auditors.

OneSource Technologies, Inc. Anticipated Selected Consolidated Results of Operations For The Fiscal Year Ended December 31, 2004 and 2003

	Fiscal Year Ended December 31
	2004*	2003
Net Revenues	$4,552,664	$3,074,624
Total Operating	$1,950,755	$1,122,874
Expenses**
Net Income (Loss)	$(307,600)	$(433,781)

*	Reflecting the inclusion of two months of operating results of First Financial Computer Services, Inc.

**	Reflects general and administrative expenses and marketing and selling expenses.